SECURITIES AND EXCHANGE COMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, no. 40
1069 - 300 Lisboa, Portugal
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

ANNOUNCEMENT

Lisbon, Portugal, June 19, 2002 – Portugal Telecom (BVLP: PTCO.IN; NYSE: PT) announces that its Executive Committee intends to pursue the Company's current cash dividend payment policy and, should the financial conditions of the Company allow, to propose to the Board of Directors the submission to the shareholders approval at the AGM of a dividend for 2002 higher than the one of 2001. PT estimates that dividend for 2002 could be approximately Euro 0.16 per share.

This information is also available at www.telecom.pt.

Contact: Vitor Sequeira, Investor Relations Manager
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.21.5001701
Fax: +351.21.3556623

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN, on Bloomberg under the symbol PLTM PL and on Quotron under the symbol PT.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

Date: June 20, 2002

By:

Name: Vitor Sequeira

Title: Manager of Investor Relations